Exhibit 99.1

 ATTUNITY 2017 ANALYST & INVESTOR DAY  SMALL CAP | BIG DATA | HUGE OPPORTUNITY

 *  © 2017 Attunity  This presentation, both written and oral, may contain certain "forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to the risk factors set forth in Attunity's latest Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This presentation, both written and oral, is not intended to provide you with a complete summary of Attunity’s business or financial results. For further information about us, you should read our reports and filings with the SEC. Our SEC filings are available at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations. This presentation may contain certain non-GAAP financial measures. These measures should be considered in addition to results prepared in accordance with GAAP. The reconciliations of such measures to the comparable GAAP figures are included in the end of this presentation. This presentation, both written and oral, shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale by Attunity of any securities in any state which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.  SAFE HARBOR

 *  © 2017 Attunity  *  © 2017 Attunity  WELCOME

 September 7, 2017  ATTUNITY – CHANGING DATA INTEGRATION   ANALYST AND INVESTOR DAY   Shimon AlonChairman and CEO

 September 7, 2017  ATTUNITY – CHANGING DATA INTEGRATION   ANALYST AND INVESTOR DAY   Shimon AlonChairman and CEO

 *  © 2017 Attunity  *  © 2017 Attunity  ATTUNITY – MODERN DATA INTEGRATION  Make data available and ready for analytics across diverse platforms on-premise and in the Cloud  With the most universal, hybrid and real-time data delivery platform  #1 provider of CDC Breadth and depth of source/target support Agile automation for data integration flows  WHAT WE DO  HOW WE DO IT  WHY WE DIFFER  The modern platform for companies building Data Lakes, Streaming Architectures and moving to the Cloud

 *  © 2017 Attunity  STRATEGIES FOR CONTINUED GROWTH  MARKET OPPORTUNITIESSOLUTION INNOVATIONDISTRIBUTION EXPANSION

 *  © 2017 Attunity  *  © 2017 Attunity  AGENDA – MARKETS   Session  Speaker  Market Disruptions and Growth Opportunities   Mike GualtieriVP and Principal AnalystFORRESTER   Attunity Market Opportunity  Itamar AnkorionCMO  OPPORTUNITIES

 *  © 2017 Attunity  *  © 2017 Attunity  AGENDA – SOLUTIONS  Session  Speaker  Attunity Product and Solution HighlightsInnovation Demos  Dan PotterVP Products Allen SkeesVP Engineering  Data Lakes with SAP Data – Customer Testimonial  Arvind RajagopalanVERIZON   INNOVATION

 *  © 2017 Attunity  *  © 2017 Attunity  AGENDA – REVENUE GENERATION  EXPANSION  Session  Speaker  Attunity Sales Organization  Shimon AlonCEO  Selling Large Deals to Fortune 100 Companies  David CollinsVP Sales  Supporting Growth with Professional Services  Sami ZeitounVP Technical Operations

 *  © 2017 Attunity  *  © 2017 Attunity  AGENDA – DISTRIBUTION  Session  Speaker  Partner presentation – Microsoft  Sudhakar SannakkayalaGMMicrosoft  Partner presentation – Hortonworks  Nadeem AsgharField CTOHortonworks  Strategic OEM Channel  Itamar AnkorionCMO  ACCELERATION

 *  © 2017 Attunity  *  © 2017 Attunity  AGENDA – SUMMARY  Session  Speaker  Financial Highlights  Dror ElkayamCFO  Closing Remarks – turning Big Data to Big Business  Shimon AlonCEO  GROWTH

 *  © 2017 Attunity  STRATEGIES FOR CONTINUED GROWTH  MARKET OPPORTUNITIES

 *  ATTUNITY MARKET OPPORTUNITY  Itamar AnkorionCMOATTUNITY

 *  © 2017 Attunity  HUGE MARKETS DRIVING IT INVESTMENTS   RESHAPING DATA MANAGEMENT &CREATING TRANFORMATIONAL CAPABILITIES  $210B  BIG DATA & BUSINESS ANALYTICS  $411B  CLOUD COMPUTING  $1,300B  INTERNET OF THINGS  Sources:Big Data & Business Analytics revenues forecast to be $210B by 2020, IDC 2017Public Cloud Service Market size, $411B by 2020, Gartner 2017 WW Public Cloud Services marketIoT spending forecast to be ~1.3T by 2020, IDC 2017 Worldwide spending guide

 *  © 2017 Attunity  *  © 2017 Attunity  CLOUD  STREAMING  DATA LAKES  SHIFT TO MODERN DATA ARCHITECTURES   ON PREM  DATA WAREHOUSE  BATCH

 *  MARKET DISRUPTIONS AND GROWTH OPPORTUNITIES  Mike Gualtieri VP and Principal Analyst FORRESTER

 Trends Driving The Next Wave Of Enterprise Big Data  Mike Gualtieri, VP & Principal Analyst  Twitter: @mgualtieriLinkedin: mgualtieri  September 7, 2017 New York, New York

 #BigData

 Some say that data is the new oil.

 It’s more like the Sun – virtually limitless.

 © 2015 Forrester Research, Inc. Reproduction Prohibited  *  Every industry is graced with more data  Richer transactional data from portfolio of hundreds of business applicationsUsage and behavior data from web and mobile appsSocial media dataLog dataIoT device sensor and event data Data economy – firms buying and selling data

 Every enterprise seeks to become data-driven.

 Data integration is the requisite killer app because enterprise insights can’t happen without it.

 #Forecast

 © 2015 Forrester Research, Inc. Reproduction Prohibited  *  Twitter: @mgualtieri  Big data integration will reach 1.6B by 2019  Source: Forrester Research  CAGR 18.1%

 #Priorities

 For you  For all  For segments  For you  Demographic Relationships  Hyper-Personal, Real-Time Relationships  Personal Relationships  Mass Relationships  Customer Experience  1800  1900  1950  2000  2015

 #Celebrity

 Customers want and increasingly expect to be treated like celebrities.

 Learn individual customer characteristics and behaviorsDetect customer needs and desires in real-timeAdapt applications to serve an individual customer in real-time  Celebrity experiences must:

 #Quiz

Quiz

How well do you know this consumer?

- Male
- 35 years old
- Single
- Resides in New York City
- Makes $100,000 per year

What do you predict he would do if the bank accidently transferred $5,000 into his bank account?

A. Give the money back

B. Take the money and run

Please refrain from answering if you have taken this quiz before.

© 2015 Forrester Research, Inc. Reproduction Prohibited

32

 #AI

 Enterprises believe the benefits of AI will be to improve customer experience, products, and business models

 Pragmatic 1  Pragmatic 2  Pragmatic 3  AI consists of one or more building block technologies   Good Enough  Pretty Good  Creepy Good

 *  © 2017 FORRESTER. REPRODUCTION PROHIBITED.  AI adoption gains momentum.  Base: 2094 and 2106* data and analytics decision-makersSource: Forrester Data Global Business Technographics® Data And Analytics Survey, 2016 and 2017  Q.A13: What are your firm's plans to use the following analytics technologies?(Artificial intelligence)

 Enterprises can use AI building blocks today to add a modicum of intelligence to applications  Pragmatic AI  Nope!        Yep!

 #Analytics

 Use analytics to hyper-personalize customer experiences, business processes, and decisions of all kinds.

Numerous analytical methods are necessary for all enterprises

- Self-service analytics
- Descriptive analytics
- Predictive analytics
- Streaming analytics
- Search analytics
- Text analytics
- Log analytics
- Graph analytics
- Mathematical optimization
- Artificial intelligence

Twitter: @mgualtieri
© 2015 Forrester Research, Inc. Reproduction Prohibited
40

 Enterprises need multiple analytical engines to get the job done.

 It’s not just about the data warehouse anymore…

 #

 #Data

 110010011011001  010010011011001  010011001101101  010010011011001  Customer data  Transactions  Applications  Logs  Enterprises have dozens, hundreds, or thousands of applications that generate valuable data.

 *  © 2017 FORRESTER. REPRODUCTION PROHIBITED.  Volumes of data continue to be on the rise.  Base: 2106 global data and analytics technology decision makersSource: Forrester Data Global Business Technographics® Data And Analytics Survey, 2015, 2016 and 2017  Q.DM1: Using your best estimate, about how much data is currently stored within your company?

 Enterprises create data lakes to make analytics possible, but they usually need more than one.

 Hadoop launched the data lake phenomenon.

 © 2015 Forrester Research, Inc. Reproduction Prohibited  *  Twitter: @mgualtieri  Hadoop in the cloud is changing the market.

 *  © 2017 FORRESTER. REPRODUCTION PROHIBITED.  Investment in data lake architectures continues to grow  Base: 2106 global data and analytics professionalsSource: Forrester Data Global Business Technographics® Data And Analytics Survey, 2017

 Data integration must fill data lakes wherever and with whatever technology they are built with.

 #Streaming

 All data originates in real-time!

 But, analytics to gain insights is usually done much to late.

 Insights are perishable.

Enterprises must act on a range of *perishable insights* to get value from data and analytics


Insight: Furniture demand high
Action: Expand product line
Strategic insights
Insight: Demand forecast strong
Action: Increase inventory
Performance insights
Insight: Profit lower than goal
Action: Optimize price
Operational insights
Insight: Shopping for furniture
Action: Recommend cleaning supplies
Real-time insights
Time to Act
Weeks to years
Hours to weeks
Seconds to hours
Sub-second to seconds
Sub-second to seconds
Seconds to hours
Days to weeks
Weeks to years
Perishability

 Most analytics operations are too slow   Business Value   Time To Action  Data originated  Analytics performed  Insights gleaned  Action taken  Outdated insights  Impotent or harmful actions  Positive  Negative  Decision made  Poor decision

 How you detect customer SLA problems right now?

 How can IoT data be used to predict machine failure right now?

 Data integration must quickly stream data to multiple analytical engines!

 #Cloud

 Cloud use for data and analytics is surging.

 *  © 2017 FORRESTER. REPRODUCTION PROHIBITED.  Public Cloud big data services are at the top of the list.  Base: 2106 global data and analytics technology decision makersSource: Forrester Data Global Business Technographics® Data And Analytics Survey, 2017

 Source: a commissioned study conducted by Forrester Consulting on behalf of a Forrester client, May 2017  Base: 211 IT directors and above with responsibilities for data management  “What types of cloud environments does your organization currently have in place?”  It’s not cloud versus on-premise; it’s both

 Source: A commissioned study conducted by Forrester Consulting on behalf of a Forrester client, May 2017  “To the best of your knowledge, to what extent do you expect your firm's use of public cloud for data and analytics to change over the next year?”  Base: 319 IT directors and above with responsibilities for data management  Cloud use for data and analytics is surging!

 Data integration must seamlessly connect on-premise and multiple clouds!

 #Budget

 68  © 2016 Forrester Research, Inc. Reproduction Prohibited  52% of data and analytics technology decision-makers increased their budgets for data and analytics from 2015 to 2016

 #Integration

 Legacy data integration technologies are a major obstacle because:  They weren’t designed for gnarly dataThey weren’t designed to be real-timeThey certainly weren’t designed to synergize on-premise and cloud infrastructure

 #

 110010011011001  010010011011001  010011001101101  010010011011001  Customer data  Transactions  Applications  Logs  Source data from dozens, hundreds, and thousands of internal and external sources of data.

 Stream data at a moments notice.

 Scale to handle any amount of data.

 Protect confidential information.

 Support multiple clouds.

 #AI

 78  © 2016 Forrester Research, Inc. Reproduction Prohibited  Data integration is a huge pre-requisite to AI success.  Pragmatic AI  Yep!  Prerequisite

 #Quiz

Quiz

How well do you know this consumer?

- Male
- 35 years old
- Single
- Resides in New York City
- Makes $100,000 per year

What do you predict he would do if the bank accidently transferred $5,000 into his bank account?

A. Give the money back

B. Take the money and run

© 2015 Forrester Research, Inc. Reproduction Prohibited
80

 George Costanza

 Thank you  Mike Gualtierimgualtieri@forrester.comTwitter: @mgualtieri

ENABLING MODERN ANALYTICS

Traditional Analytics

- Business Analysis
- Batch analysis of data at rest
- Transactional sources
- Historical view

Modern Approaches

- Data Science. Advanced Analytics. AI.
- Real time processing of data in flight
- Transactions + new sources (IoT…)
- Predictive view

MODERN ANALYTICS NEEDS MODERN DATA ARCHITECTURES

ATTUNITY

 *  © 2017 Attunity  92  © 2017 Attunity  MODERN DATA ARCHITECTURES DRIVE STRATEGIC INVESTMENTS  Sources:Markets and Markets: The data lakes market size is estimated to grow from USD 2.53 Billion in 2016 to USD 8.81 Billion by 2021, at a Compound Annual Growth Rate (CAGR) of 28.3%Markets and Markets: The streaming analytics market is estimated to grow from USD 3.08 Billion in 2016 to USD 13.70 Billion by 2021, at a Compound Annual Growth Rate (CAGR) of 34.8%Gartner: The Cloud application infrastructure and middleware market size is estimated to grow from 2.1B in 2016 to 4.9B by 2021, Gartner 2017 WW Public Cloud Services  DATA LAKES  STREAMING  CLOUD  DATA WAREHOUSE  BATCH  ON PREM  2.5B  8.8B  3B  13.7B  2.1B  4.9B

 *  © 2017 Attunity  *  © 2017 Attunity  DATA LAKES – MARKET OPPORTUNITY   Analyze everything (IoT)New analytics (Predictive, AI)Expensive EDW offload  Scale (10-100x sources)Complexity (manual coding)Management  Automated and scalable data pipelines enable new analytics and drive Data Lake ROI  Motivators  Challenges  Opportunity

EXAMPLE – ENTERPRISE DATA LAKE
@ FORTUNE 100 CUSTOMER

Legacy Data Environment

Future Data Environment


Microsoft SQL Server
ORACLE
IBM DB2
SAP
TERADATA
DATA INGESTION
ATTUNITY
hadoop
REAL-TIME
PREDICTIVE
AI

- 4000+ Data Environments
- 200+ Data Warehouses
- Legacy Mainframe to Modern Servers

- Corporate Data Lake
- Modern Infrastructure
- Real-Time Data Visibility

ATTUNITY
© 2017 Attunity
92

STREAMING – MARKET OPPORTUNITY

Motivators

- Real-time processing
- Real-time analytics
- Agile architecture (micro services)

Challenges

- Databases are not streams
- Complexity (metadata)
- Heterogeneous streaming

Opportunity

- Converting databases to data streams to enable real-time analytics across universal streaming platforms

ATTUNITY

CLOUD – MARKET OPPORTUNITY

Motivators

- Outsource the data center
- Elastic resources, Scalability
- Agile, Faster Development
- New analytic platform

Challenges

- Efficient data transfer
- Vendor lock-in
- Complex hybrid architecture

Opportunity

- Data mobility and efficient data pipelines enable migrations and agile analytics across cloud platforms

ATTUNITY

 *  © 2017 Attunity  89  © 2017 Attunity  WHERE IS THE DATA COMING FROM?  45% market share RDBMS  80% of the corporate data on mainframes  64,000 unique companies globally           TARGETING LION’S SHARE OF ENTERPRISE DATA

 *  © 2017 Attunity  90  © 2017 Attunity  *  *  ATTUNITY’S MARKET OPPORTUNITY  Data Lakes, Streaming Architectures, and Cloud are reshaping IT     Billions in Addressable Market >1B for Big Data Integration per Forrester, >4.5B Data Integration & Quality per Gartner     Legacy Data Integration technologies are an obstacle

WE ARE CHANGING DATA INTEGRATION

2017 GARTNER MQ FOR DATA INTEGRATION


CHALLENGERS
LEADERS
Informatica
Microsoft
IBM
SAP
Talend
Oracle
SAS
Adeptia
Attunity
Syncsort
Pentaho
Information Builders
Actian
Cisco
Denodo
NICHE PLAYERS
VISIONARIES
ABILITY TO EXECUTRE
COMPLETENESS OF VISION
As of August 2016

Gartner

Source:
2017 Gartner Magic Quadrant for Data Integration Tools, Mark A. Beyer, Eric Thoo, Mei Yang Selvage, Ehtisham Zaidi, August 2017

ATTUNITY RECOGNIZED AS A MARKET CHALLENGER

Attunity's strengths:

- Robust data replication across platforms
- Time to value
- Modern platform for Hadoop, Streaming, Cloud

FASTEST GROWING MARKET $4.7B in 2017

ATTUNITY

GROWING AWARENESS AND DEMAND

- Events
- Thought leadership
- Search Marketing
- Social Marketing
- Analyst Relations

BRAND

- Automated Nurture
- LDR Team
  - Develop inbound
  - Prospect outbound

NURTURE

- Refer customers
- Amplify awareness and lead gen
- Joint solutions with Cloud & Data Lake vendors
- Market to SI companies building modern solutions

PARTNERS

ATTUNITY
© 2017 Attunity
92

 PRODUCT AND SOLUTION INNOVATION HIGHLIGHTS  Dan PotterVP ProductsATTUNITY  Allen SkeesVP EngineeringATTUNITY

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  2

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  Transport where and when it is needed, the faster the better, without disruption  2

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  Insight on usage, capacity planning and identifying where to drill  Transport where and when it is needed, the faster the better, without disruption  2

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  Insight on usage, capacity planning and identifying where to drill  Transport where and when it is needed, the faster the better, without disruption  Refined into a shape and format for analytic consumption  2

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  Insight on usage, capacity planning and identifying where to drill  Transport where and when it is needed, the faster the better, without disruption  Refined into a shape and format for analytic consumption  Manage the global supply chain  2

 *  © 2017 Attunity  © 2017 Attunity  EFFICIENT DATA PIPELINES  Insight on usage, capacity planning and identifying where to drill  Transport where and when it is needed, the faster the better, without disruption  Refined into a shape and format for analytic consumption  VISIBILITY  REPLICATE  COMPOSE  Manage the global supply chain  2  ATTUNITY ENTERPRISE MANAGER

 *  © 2017 Attunity  “You will not find it difficult to prove that battles, campaigns, and even wars have been won or lost primarily because of logistics.”Dwight D. Eisenhower  3

 *  © 2017 Attunity  *  © 2017 Attunity  MODERN DATA INTEGRATION PLATFORM  Global Management & Control  Attunity Enterprise Manager  On Premises / Cloud  HADOOP  FILES  RDBMS  EDW  NOSQL  MAINFRAME  Universal Data Integration  SAP Replication  Automated ETL & Modeling  Attunity Replicate  Attunity Replicate for SAPAttunity Gold Client  Attunity Compose for HiveAttunity Compose for DW  Data Usage & Workload Analytics  Attunity Visibility  Deliver solutions versus products More effectively upsell and cross-sell Attunity Enterprise Manager (AEM) is the common, unifying layer   4

REAL-TIME REPLICATION FOR SAP



SAP HANA
kafka
ATTUNITY
REPLICATE
ATTUNITY
SOFTWARE
SAP
DATABASE

- Native SAP integration
  - Simplified mapping of complex SAP data model
  - Decode the proprietary source structures
  - All core and industry-specific SAP modules
- Integrate real-time with all major targets
  - Deliver to Data Lakes, Cloud, et al
- Move external data into SAP HANA

Over 200 enterprises use Attunity
for SAP data movement

ATTUNITY

© 2017 Attunity 1

 *  © 2017 Attunity     AUTOMATING A DATA LAKE PIPELINE  REAL-TIME DATA INGESTION  FILES  RDBMS  DATA WAREHOUSE  MAINFRAME  7

 *  © 2017 Attunity     AUTOMATING A DATA LAKE PIPELINE  REAL-TIME  HISTORIC  FILES  RDBMS  DATA WAREHOUSE  MAINFRAME  TRANSFORM & UPDATE  7

COMPOSE FOR HIVE

- Automate the creation of analytics-ready data lakes
  - Operational data stores for BI/Reporting
  - Historic data stores for AI and advanced analytics
- Reconciles data insertions, updates and deletions
  - No manual coding; no disruptions
- Continuous data updates
- Recognizes and responds to source data structure changes


REAL-TIME
HISTORIC
HIVE
ATTUNITY COMPOSE
TRANSFORM & UPDATE DATA
hadoop

ATTUNITY
8

AUTOMATING A DATA PIPELINE


UNLOCK COMPLEX DATA
SAP
REAL-TIME DATA INGESTION
TRANSFORM & UPDATE DATA
hadoop
HIVE
REAL-TIME
HISTORIC

1 Hide underlying complexity
Include all customizations
Native app extension

2 Universal integration
Simply powerful
Change data streams

3 No manual coding
Complete transactional integrity
Both operational & historic data

ATTUNITY
16

 *  © 2017 Attunity  REAL-TIME  HISTORIC  REAL-TIME DATA INGESTION  AUTOMATING A DATA PIPELINE  TRANSFORM & UPDATE DATA  ULOCK COMPLEX DATA  16  Faster time to analytic valueReduce cost and risk of manual processesIngestion, creating and maintaining data schemas, reconciling inserts/updates/deletes

 *  © 2017 Attunity  UNIVERSAL CLOUD SUPPORT   REDSHIFT  RDS  EC2  EMR  Kinesis  AWS S3  SQL DW  SQL DB  Azure VM  HDInsight  Event Hubs  ADLS   Big Query  Cloud SQL  Compute  Dataproc  Pub/Sub  Storage  Q4  Q4  ‘18  ‘18  ‘18  ‘18  Attunity is the #1 database migration technology for the cloud  ‘18  Q4  Q4

 *  © 2017 Attunity  *  © 2017 Attunity  STREAMING ENTERPRISE DATA  Generating real-time events   One-to-many event publication  Facilitates integration and usage by streaming analytics platforms  Database as a Stream  Universal Streaming   Stream Metadata  KAFKAAMAZON KINESISAZURE EVENT HUBSCONFLUENTMAPR STREAMS   10

UNIVERSAL DATA INTEGRATION

SOURCES

RDBMS	DW	HADOOP	CLOUD	MAINFRAME	SAP
Oracle	Exadata	Hortonworks	AWS RDS	DB2 for z/OS	ECC on Oracle
SQL Server	Teradata	Cloudera	Salesforce	IMS/DB	ECC on SQL
DB2 iSeries	Netezza	MapR	Snowflake	VSAM	ECC on DB2
DB2 z/OS	Vertica			SQL/MP	
DB2 LUW				Enscribe	
MySQL				RMS	
PostgeSQL					
Sybase ASE					
Informix					

TARGETS

RDBMS	DW	HADOOP	CLOUD	STREAMING	SAP
Oracle	Microsoft PDW	Hortonworks	Amazon RDS	Azure Event Hubs	HANA
SQL Server	Exadata	Cloudera	Amazon Redshift	Kafka	
DB2 LUW	Teradata	MapR	Amazon EMR	MapR	
MySQL	Netezza	Pivotal	Google Cloud SQL	**NOSQL**	
PostgreSQL	Vertica	Amazon EMR	Google Cloud Dataproc	MongoDB	
Sybase ASE	Sybase IQ		Azure SQL DW		
Informix	Amazon Redshift		Azure SQL DB		
	Actian Vector				
	SAP HANA				

ATTUNITY
12

GLOBAL MANAGEMENT & CONTROL

ATTUNITY ENTERPRISE MANAGER

Operations	Analytics	Future…

Control tasks and monitor data flow across distributed environments

Multiple data centers

On premises and cloud



Scale to 1,000s of tasks – single console

Uncompromised control and visibility

New high availability cluster


Replicate Server
Replicate Server
Replicate Server

ATTUNITY
© 2017 Attunity
51

INSIGHT & OPTIMIZATION

ATTUNITY ENTERPRISE MANAGER

Operations	Analytics	Future…



ENTERPRISE MANAGER
SERVERS
TASKS
Server Utilization
Average Memory
Hourly Daily Weekly Monthly
Average Disk Usage

- Historical & near real-time reporting on Attunity servers and tasks
- Visualize and analyze to optimize operations
  - Capacity planning
  - Activity and KPI trends
- Capture, retain and organize operational metadata over time
- Optimize Data Management (Q4)
  - Identify underutilized data and one click movement to more cost efficient repository
  - Integration of Replicate and Visibility – “Coldplay”

© 2017 Attunity
1

DATA WAREHOUSE OFFLOAD TO CLOUD


MASS DATA TRANSFER
amazon web services
Microsoft Azure
Google Cloud Platform

1
- Identify underutilized data
- Analyze impact
- Click to archive

2
- Tasks automatically executed
- Universal integration
- WAN optimized & secure

3
- DB, DW, Hadoop, Stream, Storage support
- Cloud hosted options

ATTUNITY
17

 *  © 2017 Attunity  DATA WAREHOUSE OFFLOAD TO CLOUD  Create structure & update data  Real-time  Historic  MASS DATA TRANSFER  17  Cost reduction - $1K/terabyte for Hadoop vs $30K/terabyte for traditional EDWAvoid vendor lock-in

 *  © 2017 Attunity  OUR CUSTOMERS HAVE SPOKEN

 *  © 2017 Attunity  STRATEGIES FOR CONTINUED GROWTH  DISTRIBUTION EXPANSION

           Go-to-Market Strategy  1  80% - 90%Direct Sales  LICENSE REVENUE COMPOSITION    ATTUNITY SELLS THROUGH DIRECT SALES, RESELLERS AND OEM PARTNERS                    10% - 20%OEM                                        SALES AND BD REPS:                       AMERICAS  EMEA  APAC  BIG DATA PARTNERS

 *  © 2017 Attunity  *  © 2017 Attunity  *  *           DIRECT SALES STRATEGY        FIELD SALES   INSIDE SALES      MARKETING  TERRITORIES  MAJOR ACCOUNTS/INDUSTRIES  LEAD GENERATION

 David CollinsVice President, SalesATTUNITY  BIG DATA = LARGE DEALS

 INCREASINGLY LARGER TRANSACTIONS WITHIN THE FORTUNE 500   *  David CollinsVice President, SalesATTUNITY

 Increasingly Larger Transactions Within the Fortune 500   1  David CollinsVice President, SalesATTUNITY

 Agenda    Evolution of the Typical Sales Engagement  Market Drivers  Data Points  Questions

 Most transactions were based upon “project based” engagements where customers solved relatively simple Point A to Point B data migration problems. We were considered a tool to solve the data integration challenges similar to Oracle Goldengate and Informatica  Evolution in the Last 24 Months  2015 2016 2017  Value accommodated customer point-2-point needs, competing with traditional data replication Only one enterprise transaction greater that $1M in our history

 Average enterprise data integration deal more than doubled Conversation shifted away from a tool to a platform component of the new enterprise data architecture Value to the customer was dramatically greater and increased competitive differentiation Three $1M+ transactions completed with growing pipeline of new such opportunities  Evolution in the Last 24 Months  2015 2016 2017

 Average enterprise data integration deal size continues to growConversation continues to transition away from a tool to a platform component of the new enterprise data architecture Value to the customer is very strategic and continues to increase while the competitive differentiation continues to widenFive $1M+ transactions completed and accelerating pipeline growth of over twenty new opportunities in the Eastern Region  Evolution in the Last 24 Months  2015 2016 2017

 So What Are the Drivers?   Emergence of the Data Lake Architecture  Explosion of the Cloud as a new destination for enterprise data  The wholesale shift in enterprise data migration patterns  1  2  3  Re-tooling of the Attunity Salesforce  4  Expanded platform and product suite in the sales portfolio  5

 Heterogenous – Any legacy data to any analytic platformFast and Scalable – High volume and in Real-timeEasy to do business with  How They Find Us and Why Do They buy?  Attunity Marketing and Demand GenerationEco-system partners  Prospective Customers find us via one of two methods:  They purchase Attunity for three key reasons:

 A different breed of sales management and field sales resourcesConvincing the customer that their Enterprise Data Architecture requires a real-time, heterogenous universal data integration capacityCustomers are interested in a “result” instead of a piece of technologyEco-System partnerships because Big Data is heterogenous Lots of patience as these deals take timeSizeable $1M+ pipeline to smooth out the revenue lumpinessCrisp execution between all of Attunity’s departments   What does it take to develop large deals?

 Eastern Region Data Points     $1M+ Closed Deals             $1M+ Future Pipeline, as of  Sales Staff over 100% of quota   2015 = 12016 = 22017 = 2 already   Q3 2015 = 2Q3 2016 = 7Q3 2017 = 30  2015 = 2 out of 52016 = 3 out of 6e2017 = 7 out of 9

 10  Growth with Professional Services  Sami ZeitounVP Technical OperationsATTUNITY

 Accommodate Customer needs & Challenges

 The Right team for a Successful Deployment  A cross-organization team and effort, to ensure a successful deployment across multiple environments and productsProfessional ServicesCenter of ExcellenceCTO GroupProduct ManagementR&D

 Attunity COE – Center of excellence  A team of highly technical engineers, providing in-depth technical support for the field teams, augmenting PS with deep subject matter expertise:Deep subject matter expertiseYears of experienceCustomer oriented

 Consulting Services  Architecture ReviewsEnsure that the correct products and implementation artifacts are identified and definedCapacity PlanningAccording to architecture guidance, define the optimal topologies and implementation artifacts, to meet current and future volumes and expected data growthPeriodic Health Checks and Performance OptimizationEnsure that the growth and changes in the customer’s environment, is reflected properly in the product implementation, and that the gaps are identified and closed

 Implementation Services   Integrated Professional Services resources in the customer projectOnsite presence for better communication and continuityAssist in product installation, upgrade and training, as well as implementing the productImplement best-practices based on the customer’s need and processesSubject Matter Experts (SMEs) and Center of Excellence (COE) involvement on demandRelevant SMEs are brought to the implementation as neededCOE are involved in advanced configuration and tuningCOE are involved in building an in depth knowledge base within the customer’s users

FORD - HOW DOES IT ALL WORK?

- **What are they doing?**
  - Building a data lake with data feeds streaming from factory data, car sensors and IOT to enable the business to run analytics across the entire organization
  - Capturing data from multiple databases, ingesting it into a large Hadoop cluster
- Long-term onsite presence of **professional services**, augmented with Subject Matter Experts and Center of Excellence
  - The expanded team was able to overcome knowledge and technological challenges, and ensure the project success
- **Technical Account Manager** is orchestrating the entire technical operation
  - Was able to identify new sales opportunities (**Compose for Hive**, as well as moving IMS and SAP data to Hadoop)

ATTUNITY

© 2017 Attunity
16

 Summary – Growing revenues with PS

 PS Revenue Trend

 19  Accelerating growth with partners  Itamar AnkorionCMOATTUNITY

 Accelerating growth with partners

 21  Microsoft and Attunity partnership  Sudhakar SannakkayalaGeneral Manager, Microsoft Database Systems MICROSOFT

 Microsoft Data Platform   Sudhakar SannakkayalaGeneral Manager Data MigrationsMicrosoft Database Systems

 cloud  data  intelligence

           Ingest, Integrate, Analyze, Deploy  Learning Functions  Cloud Scale Out     Azure Batch Learning  FPGA / GPU  Cloud Compute      Analytics & AI Tools  Azure Machine Learning  Microsoft R ServerCNTK (Cognitive Toolkit)  Azure Cognitive Services    Azure Data Lake  Azure Cosmos DB  SQL Server/SQL DB/SQL DW  Azure Analysis Services  Data Platform  Data + Intelligence + Cloud

Power your data estate with Azure


DATA SOURCES
Structured
OLTP
MOBILE
ERP
LOB
Unstructured
Graph
Social
IoT
Media
DATA MANAGEMENT
Data virtualization
Operational data
Azure SQL Database
Azure Document DB
Data warehousing
Azure SQL Data Warehouse
Big data processing
Azure HDInsight
Azure Data Lake
Data integration
DATA INSIGHTS
Business intelligence
Power BI
Azure Analysis Services
Advanced Analytics & AI
Azure Machine Learning
Azure Stream Analytics
Azure Cognitive Services
SECURITY
More certifications than any other cloud provider
ISO
CSA
FedRAMP
NIST
FLEXIBILITY
Any language, any platform, anywhere
.NET
JAVA
Azure
3rd

SQL Server 2017

Windows, Linux and Docker

ML & AI with In-DB R & Python

World's Fastest Database

Built-in Support for Graph Data

MICROSOFT CONFIDENTIAL – INTERNAL ONLY

   Unlimited global read scale with chained geo replicationAutomatic failover policy Data replication to any Azure Region  Azure SQL Database  Fully Managed, Global Read-Scale, RDBMS Service  Get the best growth and performance at any scale

Azure Data Lake & SQL Data Warehouse

Delivers true promise of cloud elasticity to data warehousing



AZURE MACHINE LEARNING
AZURE DATALAKE STORE
AZURE HDINSIGHT
AZURE SQL DATABASE
SQL
AZURE TABLES
ADDITIONAL SOURCES
POWER BI + EXCEL
3RD PARTY TOOLS

Provision in minutes, scale compute in seconds

Save big with pause/resume for batch-based workloads

Unmatched innovations in security—Threat Detection

Integrated T-SQL query across Hadoop clusters via PolyBase

My
SQL DB
ORACLE
SQL

New Managed Database Services

Azure Database Migration Service
Limited Preview

Azure SQL Database Managed Instance
Limited Preview

Azure Database for MySQL
Public Preview

Azure Database for PostgreSQL
Public Preview
 Transform through a differentiated business modelLower TCO and increase ROIAddress security and compliance needsInnovate continuously, both on-premises and in the cloud    Data Modernization     Realize The Potential Of The Platform

 1  Database Migration Guide  2  Tools And Services  3  Partner Ecosystem  Data Migration

 Database Migration Guide  One-stop-shop guide for database migrationsStep-by-step guidance from by source and targetRecommended Partners, Customer case studies

 Data Migration Assistant  https://blogs.msdn.microsoft.com/datamigration/dma/  SQL DB  SQL  SQL  Oracle  SQL Server Migration Assistant  SQL DB  SQL  Sybase  DB2  MySQL  https://docs.microsoft.com/en-us/sql/ssma/sql-server-migration-assistant

PREVIEW

Azure Database Migration Service


SQL DB
Oracle
SQL

Fully managed database migration service for both operational databases and data warehouses

Supports minimal down time migrations

Supports both homogeneous and heterogeneous source-target pairs

SQL Server	Azure SQL Database & Managed Instance
MySQL	Azure Database for MySQL
PostgreSQL	Azure Database for PostgreSQL
Oracle, …	Azure SQL Database & Managed Instance
Netezza, …	Azure SQL Data Warehouse

Reliable & Seamless migrations to the Cloud

Recommended Download!

https://aka.ms/attunity-replicate


ATTUNITY REPLICATE for Microsoft Migrations
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ATTUNITY REPLICATE FOR MICROSOFT MIGRATIONS
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Attunity Replicate for Microsoft Migrations is a special offering for Microsoft customers to facilitate the migration from a variety of popular commercial and open-source databases to the Microsoft data platform.

Questions? attunity-replicate@microsoft.com

Community

 SQL Database   SQL Data Warehouse   Azure Data Lake  Azure Event Hubs

 *  HORTONWORKS AND ATTUNITY PARTNERSHIP  Nadeem AsgharVP, Global Head of Technology AlliancesHORTONWORKS

 *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  Sep 2017

 *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  IoT  600B ZB39x higher than traditional data center traffic  0.6 ZB7x increase over 2016  14.1 ZB3.7x increase over 2015  Mobility  Cloud  Source: Cisco: VNI Global Fixed and Mobile Internet Traffic Forecasts  Data Tsunami By Year 2020

 *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  INTERNET OF THINGS  ARTIFICIAL INTELLIGENCE  CLOUD COMPUTING  Legacy Enterprise IT is overwhelmed with volume, diversity and speed of data coming from everywhere and not capable of dealing with it  STREAMINGDATA  Megatrends Disrupting Traditional Data Paradigm

Hortonworks Connected Data Platforms addresses the Data Paradigm Shift



DATA AT REST

MANAGE DATA LAKES FOR ALL TYPES OF DATA

Compatible with structured, semi-structured, un-structured data



DATA IN MOTION

MANAGE IoT AND STREAMING DATA IN THE MOMENT

Capture data-in-motion and perishable insights from connected devices



CLOUD AND DATA CENTER

SUPPORT THE REQUIREMENTS OF CONNECTED DATA ARCHITECTURE

Leverage cloud and data-center for a complete solution

12
© Hortonworks Inc. 2011 – 2017. All Rights Reserved

Apache is a trademark of the Apache Software Foundation.

HORTONWORKS

Hortonworks Response: Connected Data Strategy



Perishable Insights
ACTIONABLE
INTELLIGENCE and Alerts
Historical Insights
Capture
streaming data
Deliver
perishable insights
Combine
new & old data
Store
data forever
Access
a multi-tenant data lake
Model
with artificial intelligence
DATA IN MOTION
(Hortonworks DataFlow)
DATA AT REST
(Hortonworks Data Platform)

13
© Hortonworks Inc. 2011 – 2017. All Rights Reserved

HORTONWORKS

Hortonworks Connected Data Platforms and Solutions

Hortonworks Solutions

Enterprise Data Warehouse Optimization

Cyber Security and Threat Management

Internet of Things and Streaming Analytics



Hortonworks
Connection

Hortonworks Connection

Support Subscription

SmartSense™

Premier Operational Support

Educational Services

Professional Services

Community Connection

Data Center

Hortonworks Data Suite

HDP HDF

Cloud

Hortonworks Data Cloud

AWS HDInsight

Data Services

14
© Hortonworks Inc. 2011 – 2017. All Rights Reserved

HORTONWORKS

Why Choose Hortonworks

- ”We are the Linux of Big Data”
  - Risk mitigation – open source gives you options
  - No vendor lock in
  - Rapid community innovation
- Customer Success is our business model
  - Focused on project success, not technology success
- The Connected Data Platform represents a total solution
  - From data creation to consumption (Data Warehouse, Data Science, Real-time query)
  - All the way out to the edge with NiFi/MiNiFi (HDF to HDP)
  - Security and Governance: All linked together


Hortonworks Connected Data Platforms and Solutions
Hortonworks Solutions
Enterprise Data Warehouse Optimization
Cyber Security and Threat Management
Internet of Things and Streaming Analytics
Hortonworks Connection
Hortonworks Connection
Subscription Support
SmartSense
Premier Support
Educational Services
Professional Services
Community Connection
Data Center
Hortonworks Data Suite
HDP
HDF
Cloud
Hortonworks Data Cloud
AWS
HDInsight

15
© Hortonworks Inc. 2011 – 2017. All Rights Reserved

Hortonworks Company Profile
Fastest Company to reach $100MM Revenue



ONLY **100%** **open source**
Apache Hadoop data platform

Founded in 2011

1ST HADOOP
provider to go public

IPO 4Q14 (NASDAQ: HDP)

140% **Dollar-based net expansion rate**
(over trailing 4 quarters)

Support subscription Operating billings growth[1] **67%**
(year-over-year in 3Q16)

~1,150
employees across
17
countries

[1] *Operating billings is an operating measure defined as the aggregate value of all invoices sent to our customers in a given period*

Page 16 © Hortonworks Inc. 2011 – 2017. All Rights Reserved

HORTONWORKS
POWERING THE FUTURE OF DATA

 *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  Hortonworks: A Leader In Big Data Warehouses   Forrester:Through its open source strategy, Hortonworks continually evolves its offering by working closely with partners across the EDW ecosystem of tools and vendors. The vendor provides a cost-effective, nimble, and scalable architecture to implement big data warehouses, whether on-premises or in the cloud. All of the technology built into the Hortonworks Data Platform is an Apache open source project.

 *  © Hortonworks Inc. 2011 – 2017. All Rights Reserved  Attunity and Hortonworks Connected Data Platforms  Attunity Replicate for HDP and HDFAccelerate time-to-insights by delivering solutions faster, with fresher data, from many sources Automated data ingest Incremental data ingest (CDC)Broad support for many sources

Streaming Data Lake Ingest - Attunity CDC & Hortonworks HDF

Attunity - CDC

AUTOMATED data ingest

Continuous REAL-TIME Change Data Capture (CDC)

BROAD support for many enterprise data sources



Hortonworks - HDF

Rapid deployments of HUGE data lakes

Continuous data refresh for RELEVANT analytics

COMPLETE datasets across databases, DWs and mainframes

19
© Hortonworks Inc. 2011 – 2017. All Rights Reserved

HORTONWORKS

Data Warehouse Offload: Conceptual Architecture


Data Sources
ATTUNITY
kafka
Data Flow
nifi
Route
Transform
Enrich
ETL, Query, Report
ORACLE
TERADATA
APACHE PHOENIX
APACHE HBASE
HIVE
HDFS
(Hadoop Distributed File System)

Key Capabilities

- Leverage existing investment in CDC tooling which deliver parsed redo logs as events into Kafka
- Data quality checks / cleansing / de-duplication / normalization / encryption
- Granular control over cutover from legacy RDBMS to Hadoop
- Provide fully auditable data lineage from source system to destination
- Optimize network bandwidth utilization for data movement

20
© Hortonworks Inc. 2011 – 2017. All Rights Reserved
HORTONWORKS

 Attunity Replicate enables continuous data ingest from operational databases and complements HDF with CDC to maximize the value of data in motion.  Joint Marketing - Hortonworks & Attunity Solutions

 22  Strategic OEM channel with big upside  Itamar AnkorionCMOATTUNITY

THE OEM

- **3 years**, **$9 Million** technology licensing agreement
- Incorporate Attunity Replicate technology to facilitate and drive database migrations for several scenarios (specific A→B)
- Limited to specific:
  - Use – migration only
  - Time – capped migration period
  - Scenarios – specific set of A→B migrations

ATTUNITY

© 2017 Attunity
1

*  © 2017 Attunity  *  © 2017 Attunity  THE UPSIDE

 *  Dror ElkayamCFOATTUNITY  FINANCIAL HIGHLIGHTS

 *  © 2017 Attunity  *  © 2017 Attunity  TOTAL REVENUE AND LICENSE REVENUE – ANNUAL TREND

 *  © 2017 Attunity  *  © 2017 Attunity  DIRECT LICENSE REVENUE – ANNUAL TREND  Direct sales force increased from 9 in 2011 to 31 in 2016Improved quality of sales team, including sales executivesSales force aligned to engage customers for large deals

 *  © 2017 Attunity  *  © 2017 Attunity  DIRECT LICENSE – ANNUAL TRENDREPLICATE PLATFORM

 *  © 2017 Attunity  *  © 2017 Attunity  SUBSTANTIAL DIRECT LICENSE REVENUE GROWTH - DEALS OVER $0.5M

 *  © 2017 Attunity  *  © 2017 Attunity  SUBSTANTIAL DIRECT LICENSE REVENUE GROWTH - FOR HADOOP ENVIRONMENT

 September 7, 2017  ATTUNITY – CHANGING DATA INTEGRATION   TURNING BIG DATA TO BIG BUSINESS  Shimon AlonChairman and CEO

 September 7, 2017  ATTUNITY – CHANGING DATA INTEGRATION   TURNING BIG DATA TO BIG BUSINESS  Shimon AlonChairman and CEO